CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA +1 (646) 386 8128 Main cfn@cfnllc.us Email

November 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eric McPhee
Mark Rakip
Catherine De Lorenzo
Mary Beth Breslin

Re:	Masonglory Limited (CIK No. 0002020228)
Registration Statement on Form F-1
Filed November 7, 2024
File No. 333-283046
Response to the Staff’s Comments Dated November 15, 2024

Dear Sirs/Madams,

On behalf of our client, Masonglory Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated November 15, 2024 on the Company’s registration statement on Form F-1 filed on November 7, 2024. Concurrently with the submission of this letter, the Company is submitting its amended registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letter dated November 15, 2024 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Amended Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Form F-1 filed November 7, 2024

Description of Share Capital, page 104

1.	We note that the form of amended and restated memorandum of association filed as Exhibit 3.2 contains exclusive forum provisions in sections 160-161. Please revise your prospectus to describe the provisions, address any uncertainty as to their enforceability and discuss the impact they may have on investors, including increased costs to bring a claim and that the provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comment, the Company has removed the exclusive forum provisions in sections 160-161 of the latest form of amended and restated memorandum of association filed as Exhibit 3.2.

We appreciate the assistance the Staff has provided with its comments. Please contact Sanny Choi or Clement Au of CFN Lawyers LLC at +1 (646) 386 8128 with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Name:	Sanny Choi
Title:	Managing Counsel